Exhibit 99.2


CONSULTING AGREEMENT, dated the 24th day of September, 2002, by and between ECOM Corporation having executive offices at 294 Valley Road, Middletown, RI 02842 (the "Company"), and Lawrence Freeman, Esq., Suite 1201 One Southeast 3rd Avenue, Miami, Florida (the "Consultant").

W I T N E S S E T H:

WHEREAS, the Consultant has considerable knowledge of and experience providing consulting services regarding the identification, evaluation, structuring, negotiating and closing of joint ventures, strategic alliances and business acquisitions as well as product development (the "Business"); and

WHEREAS, the Company desires to obtain the benefit of Consultant's special knowledge and experience regarding the identification, evaluation, structuring, negotiating and closing of joint ventures, strategic alliances and business acquisitions as well as product development; and

WHEREAS, the Company's management has determined that it would be in the best interest of the Company to make use of the Consultant's knowledge and experience; and

WHEREAS, Consultant desires to serve as consultant to the Company;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained the Company and the Consultant hereby agree as follows:

1. Term. The Company hereby engages Consultant to render the consulting services as hereinafter set forth, and Consultant hereby agrees to render such services for a period commencing the date hereof and terminating on September 23, 2003 (the "Term").

2. Consulting Services. The Company hereby retains the Consultant, and the Consultant agrees, to render consulting and advisory services to the Company during the Term hereof in connection with the Business, from time to time, and as the Chief Executive Officer of the Company may reasonably request. Consultant shall not be required to expend any minimum number of hours hereunder and the rendering of all consulting services shall be subject in priority to Consultant's own business interests.

3. Consulting Fees. In consideration for (i) the availability of Consultant to render the services, (ii) the services to be rendered by Consultant during the Term, and (iii) the other provisions of this Agreement, the Company shall promptly issue to the Consultant 1,000,000 shares of the Company's common stock, which shares shall be subject to S-8 Registration to be filed between September 24, 2002 and November 31, 2002.

4. Expenses. Upon submission of proper vouchers or other similar evidence of expenditures, the Company shall, upon request by Consultant, reimburse Consultant for all reasonable travel and out-of-pocket expenses incurred by Consultant in connection with services requested and rendered hereunder. All expense items require the prior approval of the Company.

5. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when either served personally or two (2) business days after being sent priority next day delivery by a nationally recognized courier or three (3) business days after being mailed by certified or registered mail, return receipt requested; or to such address or to such persons as either party shall have last designated by written notice to the other.

6. Assignability. This Agreement shall inure to the benefit of and be binding upon the parties, their successors and permitted assigns. Neither party may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party.

7. Entire Agreement. This instrument constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supercedes all prior agreements and understandings, written or oral, among them with respect to the subject matter hereof. Only a written instrument signed by the parties may modify this Agreement.

8. Governing Law. This Agreement shall be governed by and construed (both as to validity and performance) and enforced in accordance with the laws of the State of New York without giving effect to the conflicts or choice of law provisions thereof.

9. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed ECOM CORPORATION and Stock Holding Limited.



Ecom Corporation


/s/ Rounsevelle Schaum
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Rounsevelle W. Schaum, Chairman and CEO


/s/ Lawrence A. Freeman
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Lawrence A. Freeman

24 September 2002

Stock Holding Limited
Attn: Lawrence Freeman

Dear Larry:

An hour ago I sent you a fax of the proposed consulting services agreement. I wish to confirm our mutual understanding and agreement that the subject agreement specifically excludes capital raising services and such services, if requested, will be covered under a separate agreement with you. Please indicate your concurrence with this understanding by signing and returning a copy of this letter to me.

Yours truly,

ECOM Corporation

/s/ Rounsevelle Schaum
Rounsevelle W. Schaum
Chairman

Agreed to this _ day of September 2002

    /s/ Lawrence Freeman
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Lawrence Freeman